UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 8)*

KKR FS INCOME TRUST
(Name of Issuer)

Common shares of beneficial interest, par value $0.01 per share
(Title of Class of Securities)

48255N100
(CUSIP Number)

Charles E. Sieving
Executive Vice President, Chief Legal, Environmental and Federal
Regulatory Affairs Officer of NextEra Energy, Inc.
Executive Vice President of Florida Power & Light Company
700 Universe Boulevard
Juno Beach, Florida 33408
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

November 21, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48255N100	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

NextEra Energy, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,483,107

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,483,107

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,107

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%

14		TYPE OF REPORTING PERSON (See Instructions)

HC

CUSIP No. 48255N100	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Florida Power & Light Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,483,107

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,483,107

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,107

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 48255N100	SCHEDULE 13D

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) by the Reporting Persons on September 5, 2023, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 22, 2024, Amendment No. 2 to Schedule 13D filed with the Commission on May 24, 2024, Amendment No. 3 to Schedule 13D filed with the Commission on June 24, 2024, Amendment No. 4 to Schedule 13D filed with the Commission on July 24, 2024, Amendment No. 5 to Schedule 13D filed with the Commission on August 23, 2024, Amendment No. 6 to Schedule 13D filed with the Commission on September 24, 2024 and Amendment No. 7 to Schedule 13D filed with the Commission on October 23, 2024 (the “Schedule 13D”), relating to the Common Shares of the Issuer. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. This Amendment is being filed to reflect a change in the percentage of the Common Shares owned by the Reporting Persons as a result of a change in the number of Common Shares outstanding.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (b) of the Schedule 13D are hereby amended and restated to read as follows:

(a) and (b) The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

The percentage calculations herein are based upon 24,617,107 Common Shares issued and outstanding as of November 21, 2024, as disclosed in the Form 8-K filed with the Commission by the Issuer on November 21, 2024.

Item 7. Material to Be Filed as Exhibits.

The following are exhibits to this Statement:

Exhibit A	Joint Filing Agreement.*

Exhibit B
Form of Subscription Agreement for Capital Commitments (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Form 10 filed by the Issuer with the Securities and Exchange Commission on May 26, 2023, File No. 000-56493).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            November 25, 2024

NEXTERA ENERGY, INC.

By:	/s/ David Flechner
Name:	David Flechner
Title:	Vice President, Compliance & Corporate Secretary

Florida Power & Light Company

By:	/s/ David Flechner
Name:	David Flechner
Title:	Vice President, Compliance & Corporate Secretary

Exhibit A

JOINT FILING AGREEMENT
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of KKR FS Income Trust, a Delaware statutory trust, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto.  Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of this 25th day of November, 2024.

NEXTERA ENERGY, INC.

By:	/s/ David Flechner
Name:	David Flechner
Title:	Vice President, Compliance & Corporate Secretary

Florida Power & Light Company

By:	/s/ David Flechner
Name:	David Flechner
Title:	Vice President, Compliance & Corporate Secretary